# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FOX FACTORY HOLDING CORP, CIK 0001424929
CUSIP: 35138V102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2055 Sugarloaf Circle, Suite 300, Duluth, Georgia (GA), 30097
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-002353
Filed by CIK 0001507683

## Reporting persons
- RWWM, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 3,259,077; shared dispositive power 0; aggregate amount beneficially owned 3,259,077 (7.81% of the class)
- RWWM Inc. 401k Profit Sharing Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,646; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 29,646 (0.07% of the class)
- Scott P. Roseman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,646; sole dispositive power 0; shared dispositive power 3,259,077; aggregate amount beneficially owned 3,259,077 (7.81% of the class)
- Aaron J. Wagner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,117; shared voting power 29,646; sole dispositive power 0; shared dispositive power 3,259,077; aggregate amount beneficially owned 3,259,077 (7.81% of the class)

## Item 1. Issuer
Name of issuer: FOX FACTORY HOLDING CORP
Address of issuer's principal executive offices:
2055 Sugarloaf Circle, Suite 300, Duluth, GEORGIA
30097

## Item 2. Person Filing
Name of person filing:
RWWM, Inc.

RWWM Inc. 401k Profit Sharing Plan

Scott P. Roseman

Aaron J. Wagner
Address of principal business office or, if none, residence:
4970 ROCKLIN ROAD, SUITE 200
Rocklin, California
95677
Citizenship:
RWWM, Inc. - CALIFORNIA

RWWM Inc. 401k Profit Sharing Plan - CALIFORNIA

Scott P. Roseman - UNITED STATES

Aaron J. Wagner - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,259,077
Percent of class: 7.81
Sole power to vote or to direct the vote:
RWWM, Inc. - 0

RWWM Inc. 401k Profit Sharing Plan - 0

Scott P. Roseman - 0

Aaron J. Wagner - 6,117
Shared power to vote or to direct the vote:
RWWM, Inc. - 0

RWWM Inc. 401k Profit Sharing Plan - 29,646

Scott P. Roseman - 29,646

Aaron J. Wagner - 29,646
Sole power to dispose or to direct the disposition:
RWWM, Inc. - 3,259,077

RWWM Inc. 401k Profit Sharing Plan - 0

Scott P. Roseman - 0

Aaron J. Wagner - 0
Shared power to dispose or to direct the disposition:
RWWM, Inc. - 0

RWWM Inc. 401k Profit Sharing Plan - 0

Scott P. Roseman - 3,259,077

Aaron J. Wagner - 3,259,077

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by RWWM, Inc., in its capacity as investment adviser, are owned of record by clients of RWWM, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RWWM, Inc.: Aaron J. Wagner, President (07/31/2025)
- RWWM Inc. 401k Profit Sharing Plan: Aaron J. Wagner, Trustee (07/31/2025)
- Scott P. Roseman: Scott P. Roseman, Chairman - Senior Portfolio Manager (07/31/2025)
- Aaron J. Wagner: Aaron J. Wagner, President (07/31/2025)